Exhibit 99.2

Bitfarms Announces Participation in Upcoming Investor and Industry Conferences

Toronto, Ontario (May 6, 2025) - Bitfarms Ltd. (NASDAQ/TSX: BITF), a global energy and compute infrastructure company, today announced its participation in several upcoming investor and industry conferences.

Event Details:

Event: Consensus 2025

Date: May 14-16, 2025

Location: Toronto, Ontario

Bitfarms Speakers: Ben Gagnon (CEO), Jeff Lucas (CFO), Alex Brammer (SVP, Mining Operations), Rachel Silverstein (General Counsel, North America)

Panel Information: https://investor.bitfarms.com/events/event-details/consensus-2025

Event: AIM Summit London

Date: May 19-20, 2025

Location: London

Bitfarms Participants: Ben Gagnon (CEO), Jeff Lucas (CFO), Tracy Krumme (SVP, IR & Comms)

Panel Information: https://investor.bitfarms.com/events/event-details/aim-summit-london

Event: BTC 2025

Date: May 27-29, 2025

Location: Las Vegas, NV

Bitfarms Speakers: Ben Gagnon (CEO), Jeff Lucas (CFO), Alex Brammer (SVP, Mining Operations), Rachel Silverstein (General Counsel, North America), Tracy Krumme (SVP, IR & Comms)

Panel Information: https://investor.bitfarms.com/events/event-details/btc-las-vegas

For additional information or to schedule 1x1 meetings at any of the above conferences, please reach out to investors@bitfarms.com.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global energy and compute infrastructure company that develops, owns, and operates vertically integrated HPC and Bitcoin mining data centers. Bitfarms currently has 15 operating Bitcoin data centers situated in four countries: the United States, Canada, Argentina and Paraguay.

Powered primarily by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/

https://x.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Investor Relations Contacts:

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Media Contacts:

Caroline Brady Baker

Director, Communications and Marketing

cbaker@bitfarms.com